Exhibit 99.5

March 23, 2009 (WW13)	For Internal Use Only
Manager ARs

This edition includes:	Actions Required	Tools and Resources
Action Required:  Understand the stock announcements made today. Be prepared to answer employee questions, and share the good news in your Performance Review 1:1s.
Details: Today, March 23, CEO Paul Otellini made the following stock announcements to employees in countries where we have stock programs:
1.	The award of a special, one-time 2009 Investment Stock Grant; delivered during Performance Review 1:1s.

2.	An increase in Focal RSU grant size for non-exempt employees; delivered during Performance Review 1:1s.

3.	Stock Option Exchange Program; pending stockholder approval in May. No employee action is required at this time.
Read the summary and Q&A: There are specific details you need to be aware of before you share any information with your employees. Click here for more information on each of these announcements and a detailed Q&A.
Read the guidelines for communicating about the Stock Option Exchange Program: The program is governed by Securities and Exchange Commission (SEC) rules and regulations, so it is important that you understand the guidelines Intel must follow for communicating about the program. Click here for information on how you should respond to questions and comments.
Share the good news: Please take the necessary time to explain and deliver to your employees both the Investment Stock Grant and the increased Focal RSU grants for non-exempt employees in your Performance Review 1:1s. Convey that these actions represent our optimism and belief in our company, and belief in them. Employees are the heart of Intel, and we want them to share in our future success.
Process details: The Investment Stock Grant will print as a separate letter in the Focal Pay Letter tool (available beginning on March 29) to emphasize the added investment in our employees.
Contact: If you or your employees have additional questions that are not answered in the Q&A document, please contact Ask ES. If you are in Israel or Latin America, contact eCenter.
The Stock Option Exchange Program described in this communication has not yet commenced. Intel will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.

In connection with the proposal to be voted on by Intel’s stockholders to approve the Stock Option Exchange Program discussed in this communication, Intel has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Intel stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Stock Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Stock Option Exchange Program.
Intel stockholders and option holders will be able to obtain the written materials described above and other documents filed by Intel with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.